UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GUARDANT HEALTH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40131M109

(CUSIP Number)

SB Investment Advisers (UK) Limited

69 Grosvenor St

Mayfair, London W1K 3JW

Attn: Brian Wheeler

with copies to:

Vanina Guerrero

Louis Lehot

Brad Rock

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, CA 94303

Fax: (650) 687-1223

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SVF Bluebird (Cayman) Limited
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 27,850,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 27,850,460 (1)

11.	aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 32.0% (2)
14.	type of reporting person OO

(1) Consists of 27,850,460 shares held directly by SVF Bluebird (Cayman) Limited.

(2) Calculated based upon 87,112,669 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SVF Enterprise (Cayman) Limited
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 27,850,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 27,850,460 (1)

11.	aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 32.0% (2)
14.	type of reporting person OO

(1) Consists of 27,850,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited.

(2) Calculated based upon 87,112,669 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SVF Endurance (Cayman) Limited
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 27,850,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 27,850,460 (1)

11.	aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 32.0% (2)
14.	type of reporting person OO

(1) Consists of 27,850,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited.

(2) Calculated based upon 87,112,669 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SOFTBANK VISION FUND (AIV M1) L.P.
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds WC
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 27,850,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 27,850,460 (1)

11.	aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 32.0% (2)
14.	type of reporting person PN

(1) Consists of 27,850,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited. SVF Endurance (Cayman) Limited is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P.

(2) Calculated based upon 87,112,669 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP NO. 40131M109

1.	names of reporting persons i.r.s. identification nos. of above persons (entities only) SB INVESTMENT ADVISERS (UK) LIMITED
2.	check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	sec use only
4.	source of funds AF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 27,850,460 (1)
	9.	sole dispositive power 0
	10.	shared dispositive power 27,850,460 (1)

11.	aggregate amount beneficially owned by each reporting person 27,850,460 (1)
12.	check box if the aggregate amount in row (11) excludes certain shares ☐
13.	percent of class represented by amount in row (11) 32.0% (2)
14.	type of reporting person OO

(1) Consists of 27,850,460 shares held directly by SVF Bluebird (Cayman) Limited. SVF Bluebird (Cayman) Limited is a wholly-owned subsidiary of SVF Enterprise (Cayman) Limited. SVF Enterprise (Cayman) Limited is a wholly-owned subsidiary of SVF Endurance (Cayman) Limited. SVF Endurance (Cayman) Limited is a wholly owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager, or AIFM, of SoftBank Vision Fund (AIV M1) L.P., and is exclusively responsible for managing SoftBank Vision Fund (AIV M1) L.P. in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SoftBank Vision Fund (AIV M1) L.P., SB Investment Advisers (UK) Limited is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund (AIV M1) L.P.’s Investments.

(2) Calculated based upon 87,112,669 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on May 10, 2019.

CUSIP NO. 40131M109

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on March 22, 2019 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 1 is being filed as a result of a private transfer of 27,850,460 shares of Common Stock of the Issuer by AIV M1 (as defined in Item 2 below) to SVF Bluebird (as defined in Item 2 below). SVF Bluebird is a wholly-owned subsidiary of SVF Enterprise (as defined in Item 2 below). SVF Enterprise is a wholly-owned subsidiary of SVF Endurance (as defined in Item 2 below). SVF Endurance is a wholly-owned subsidiary of AIV M1. After the transfer, SVF Bluebird became the direct beneficial owner of the 27,850,460 shares of Common Stock of the Issuer and SVF Enterprise, SVF Endurance, and AIV M1 became indirect beneficial owners of the same 27,850,460 shares of Common Stock of the Issuer. The transferred shares of the Issuer will remain subject to a Lock-Up Agreement, dated May 20, 2019, by and among AIV M1, J.P. Morgan Securities LLC, and BofA Securities, Inc. This Amendment No. 1 adds SVF Bluebird, SVF Enterprise, and SVF Endurance as additional reporting persons to the Schedule 13D.

This Amendment No. 1 is filed jointly by the undersigned Reporting Persons (as defined in Item 2 below). All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

This Schedule 13D is being filed jointly by:

A.	SVF Bluebird (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (“SVF Bluebird”), whose registered office and principal business address is c/o Walkers Corp Ltd, Cayman Corp Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. SVF Bluebird’s principal business is to hold investment securities contributed by its parent entities;

B.	SVF Enterprise (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (“SVF Enterprise”), whose registered office and principal business address is c/o Walkers Corp Ltd, Cayman Corp Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. SVF Enterprise’s principal business is to hold investment securities contributed by its parent entities;

C.	SVF Endurance (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (“SVF Endurance”, and together with SVF Bluebird and SVF Enterprise, the “Additional Reporting Persons”), whose registered office and principal business address is c/o Walkers Corp Ltd, Cayman Corp Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. SVF Endurance’s principal business is to hold investment securities contributed by its parent entities;

D.	Softbank Vision Fund (AIV M1) L.P., a limited partnership organized under the laws of Delaware (“AIV M1”), whose principal office and principal business address is 251 Little Falls Drive, Wilmington, Delaware 19808. AIV M1’s principal business is to make investments in the global technology industry; and

CUSIP NO. 40131M109

E.	SB Investment Advisers (UK) Limited, a limited liability partnership organized under the laws of the United Kingdom (“SBIA UK”, and together with the Additional Reporting Persons and AIV M1, the “Reporting Persons”), whose principal office and principal business address is 69 Grosvenor St, Mayfair, London W1K 3JW. SBIA UK’s principal business is to serve as the investment manager of certain investment funds.

The Directors of SVF Bluebird, SVF Enterprise, and SVF Endurance are (i) Karen Ellerbe, a citizen of the Cayman Islands; (ii) Kokoro Motegi, a citizen of Japan, (iii) Brian Wheeler, a citizen of the United States; and (iv) Metesh Vera, a citizen of the United Kingdom (together, the “Cayman Directors”).  The business address for the Cayman Directors is c/o Walkers Corp Ltd, Cayman Corp Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

As a result of the relationships described in this Schedule 13D, SBIA UK, AIV M1, SVF Endurance, SVF Enterprise, and SVF Bluebird may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934. SBIA UK as AIFM of AIV M1 may be deemed to have voting and/or dispositive power with respect to the shares of Common Stock of the Issuer beneficially held directly by SVF Bluebird. AIV M1, SVF Endurance, and SVF Enterprise, as indirect beneficial owners of the shares of Common Stock of the Issuer held directly by SVF Bluebird, may be deemed to have voting and/or dispositive power with respect to such shares. SBIA UK expressly disclaims beneficial ownership of such shares, and this Schedule 13D shall not be deemed an admission that any reporting person is the beneficial owner of such shares for purposes of the Act or for any other purpose.

During the last five (5) years, none of the Reporting Persons, and none of (a) SVF GP, (b) any of SBIA UK’s Executive Officers and Directors, nor (c) the Cayman Directors have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 15, 2019, attached hereto as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 1 relates to the contribution on July 5, 2019 by AIV M1 to SVF Bluebird of all 27,850,460 shares of the Issuer’s Common Stock that had been held directly by AIV M1 as of such date, in a private transfer for no consideration (the “Contribution”).

Item 4. Purpose of Transaction

This Amendment No. 1 relates to the Contribution.

The Additional Reporting Persons acquired the shares of Common Stock in the Contribution in order to obtain an equity position in the Issuer. The Additional Reporting Persons acquired the shares of Common Stock in the Contribution described in Item 3, and hold the securities of the Issuer currently beneficially owned by them for general investment purposes. They retain the right to change their investment intent, at any time. The Reporting Persons intend to review on a continuing basis their investment in such shares of Common Stock in light of the factors discussed below.

CUSIP NO. 40131M109

The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional shares of Common Stock in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Issuer; and other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions, subject to any applicable restrictions or lock-up agreements, including the Follow-On Lock-Up Agreement (as defined in Item 6 below).

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

a)	Amount Beneficially Owned:

i.	SVF Bluebird: 27,850,460 *

ii.	SVF Enterprise: 27,850,460 *

iii.	SVF Endurance: 27,850,460 *

iv.	AIV M1: 27,850,460 *

v.	SBIA UK: 27,850,460 *

Percent of Class:

i.	SVF Bluebird: 32.0% **

ii.	SVF Enterprise: 32.0% **

iii.	SVF Endurance: 32.0% **

iv.	AIV M1: 32.0% **

v.	SBIA UK: 32.0% **

b)	Number of shares as to which each such person has:

i.	Sole power to vote or to direct the vote:

■	SVF Bluebird: None.

■	SVF Enterprise: None.

■	SVF Endurance: None.

■	AIV M1: None.

■	SBIA UK: None.

CUSIP NO. 40131M109

ii.	Shared power to vote or to direct the vote:

■	SVF Bluebird: 27,850,460 *

■	SVF Enterprise: 27,850,460 *

■	SVF Endurance: 27,850,460 *

■	AIV M1: 27,850,460 *

■	SBIA UK: 27,850,460 *

iii.	Sole power to dispose or to direct the disposition of:

■	SVF Bluebird: None.

■	SVF Enterprise: None.

■	SVF Endurance: None.

■	AIV M1: None.

■	SBIA UK: None.

iv.	Shared power to dispose or to direct the disposition of:

■	SVF Bluebird: 27,850,460 *

■	SVF Enterprise: 27,850,460 *

■	SVF Endurance: 27,850,460 *

■	AIV M1: 27,850,460 *

■	SBIA UK: 27,850,460 *

* Consists of 27,850,460 shares held directly by SVF Bluebird. SVF Bluebird is a wholly-owned subsidiary of SVF Enterprise. SVF Enterprise is a wholly-owned subsidiary of SVF Endurance. SVF Endurance is a wholly owned subsidiary of AIV M1. SBIA UK has been appointed as alternative investment fund manager, or AIFM, of AIV M1, and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1’s Investments.

** Calculated based upon 87,112,669 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on May 10, 2019.

c)	To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, none of the Reporting Persons and none of (i) SVF GP, (ii) any of SBIA UK’s Executive Officers and Directors, nor (iii) the Cayman Directors, has effected any transactions in the Common Stock during the past 60 days.

d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Persons.

e)	Inapplicable.

CUSIP NO. 40131M109

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraph between paragraphs two and three of the Original Schedule 13D:

AIV M1 entered into a further Lock-Up Agreement, dated May 20, 2019 (the “Follow-On Lock-Up Agreement”), by and among AIV M1, J.P. Morgan Securities LLC, and BofA Securities, Inc. The shares subject to the Contribution are to remain subject to the Follow-On Lock-Up Agreement. A copy of the Follow-On Lock-Up Agreement is attached hereto as Exhibit 99.5.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement
99.5	Follow-On Lock-Up Agreement, dated May 20, 2019

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2019

Softbank Vision Fund (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel of SB Investment Advisers (UK) Limited, Manager of SoftBank Vision Fund (AIV M1) L.P.

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel of SB Investment Advisers (UK) Limited

SVF Bluebird (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Enterprise (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

EXHIBITS

99.1	Joint Filing Agreement
99.5	Follow-On Lock-Up Agreement